FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Press release dated September 3, 2004, titled, “Telecom Personal Announces Decision to Seek an Out-of-Court Restructuring”.

FOR IMMEDIATE RELEASE

September 3, 2004

Contacts:

Pablo Caride
Pedro Insussarry
Telecom Argentina
(54-11) 4968-3627/3743

TELECOM PERSONAL ANNOUNCES

DECISION TO SEEK AN OUT-OF-COURT RESTRUCTURING

Buenos Aires, September, 2004 – Telecom Personal S.A. (“Telecom Personal”) the wireless mobile communications subsidiary of Telecom Argentina S.A. (“Telecom”), announced today that it has achieved more than 99% participation in its Acuerdo Preventivo Extrajudicial (“APE”) solicitation process. Given this strong participation and support from its creditor base, Telecom Personal intends to pursue an out-of-court restructuring without seeking court approval of the APE.

Under the terms of the APE, Telecom Personal reserved the right to pursue an out-of-court restructuring without seeking court approval of the APE in the event that it obtained support from at least 95% of its outstanding debt.

The U.S. dollar equivalent amounts will be determined based on the foreign exchange rates on the FX Reference Date of August 18, 2004 and the relevant CER adjustment, as defined in the Telecom Personal APE Solicitation Statement. Based on the FX reference rates in effect on August 18, 2004, Telecom Personal will apply the following rates for purposes of determining the U.S. dollar equivalent of amounts denominated in yen and pesos:

•	For the principal amount of outstanding debt denominated in Japanese yen, at ¥ 109.34 per US$ 1.00,

•	For the principal amount of outstanding debt denominated in Argentine pesos, at P$ 3.0120 per US$ 1.00, with a CER adjustment factor of 1.5115.

Telecom Personal will communicate in the near term the final results of its debt restructuring, including the allocation of the participating holders under each option.

Telecom Personal expects to sign the APE agreement with its creditors in the fourth quarter of 2004. The completion of Telecom Personal’s debt restructuring and the issuance of the new debt are expected to follow soon thereafter.

For additional information please contact:

Telecom Personal S.A.

Pedro Insussarry
Moira Colombo
Gastón Urbina
(54-11) 4968-3743
(54-11) 4968-3627
(54-11) 4968-3628

Morgan Stanley & Co. Incorporated	MBA Banco de Inversiones S.A.
Carlos Medina	Diego Steverlynck
(1-212) 761-6520	(54-11) 4319-5865

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Telecom Personal, a subsidiary of Telecom Argentina, is a company incorporated under the laws of Argentina with its registered office at Alicia Moreau de Justo 50, C1107AAB, Buenos Aires, Argentina. Telecom Personal is Argentina’s leading cellular operator. It also owns a subsidiary that operates a mobile license in Paraguay.

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Disclaimer: This document may contain statements that could constitute forward-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect Telecom Personal’s expected results. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this document. Telecom Personal undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in Telecom Personal’s business or to reflect the occurrence of unanticipated events.

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2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: September 8, 2004	By:	/s/ Alberto Yamandú Messano
	Name:	Alberto Yamandú Messano
	Title:	Director